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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 30 2017

Washington DC 415

SEC FILE NUMBER
8- 20734

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dart, Papesh & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4572 S. Hagadorn Road, Suite 2-C

(No. and Street)

East Lansing, Michigan 48823-5385

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G. Bruce Papesh (517) 333-4333

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates

(Name – *if individual, state last, first, middle name*)

209 West Jackson Blvd., Suite 404
Chicago, Illinois 60606

(Address) (City) (State) (Zip Code)

RECEIVED
2017 NOV 30 PM 3:27
SEC / TM

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. Bruce Papesh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dart, Papesh & Company, Inc., as of September 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

G. Bruce Papesh

Signature

President

Title

Joshua Turner

Notary Public

This report ** contains (check all applicable boxes):

- XX☒ (a) Facing Page.
- XX☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Joshua Turner
Notary Public - Michigan
Clinton County
Acting In The County Of
Ingham
My commission expires October 21, 2023

11-21-17

DART, PAPESH & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

INCLUDING INDEPENDENT AUDITOR'S REPORT THEREON

FOR SEPTEMBER 30, 2017

Contents

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

OFFICE (312) 939-0477
FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Dart Papesh & Company, Inc.

We have audited the accompanying statement of financial condition of Dart Papesh & Company, Inc. as of September 30, 2017, and the related notes to the financial statements. This financial statement is the responsibility of Dart Papesh & Company, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dart Papesh & Company, Inc. as of September 30, 2017, in accordance with accounting principles generally accepted in the United States of America.



Bradford R. Dooley & Associates

Chicago, Illinois
November 27, 2017

DART, PAPESH & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2017

ASSETS

CURRENT ASSETS				
Cash and cash equivalents			$	380,220
Accounts receivable				3,524
Prepaid expenses				5,681
Prepaid corporate income taxes				2,186
Deferred income tax benefit				1,320
TOTAL CURRENT ASSETS			$	392,931
PROPERTY AND EQUIPMENT				
Office equipment	$	19,898		
Less allowance for depreciation		(19,148)		
NET PROPERTY AND EQUIPMENT				750
TOTAL ASSETS			$	393,681

LIABITITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES				
Accounts payable			$	1,552
Commissions and payroll taxes				4,223
Other accrued expenses				9,645
TOTAL CURRENT LIABILITIES			$	15,420
STOCKHOLDER'S EQUITY				
Common stock - $1 par value				
Authorized - 50,000 shares				
Issued and outstanding - 10,000 shares	$	10,000		
Retained earnings		368,261		
TOTAL STOCKHOLDER'S EQUITY				378,261
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY			$	393,681

The accompanying notes are an integral part of these financial statements.

DART, PAPESH & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2017

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Dart, Papesh & Company, Inc., incorporated in Michigan on March 25, 1976, as an introducing investment brokerage firm which places customer security trade orders with its contracted clearing broker. The Company also sells investment company shares, dealing directly with the investment companies as well as its clearing broker, and also provides investment management services to its clients.

The financial statements of Dart, Papesh & Company, Inc. have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities. Commission income and expenses are recognized on a settlement date basis. There are no material differences between settlement date basis and trade date basis.

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Accounts receivable are stated at the amount management expects to collect from outstanding balances.

All acquisitions of property and equipment in excess of $750 which have a useful life of one year or more are capitalized. Property and equipment are recorded at cost. Depreciation is computed using the straight line method over the estimated life of the asset.

The Company evaluates all significant tax positions under a more likely than not threshold as required by U.S. generally accepted accounting principles. As of September 30, 2017, the Company does not believe that it has taken any tax positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease in the next twelve months. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of September 30, 2017, the Company's federal return remains open for the last three years.

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of the accompanying independent auditor's report, which is the date the financial statements were available to be issued.

FINANCIAL INSTRUMENTS

Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in several financial institutions located in Michigan. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At September 30, 2017, the Company had no uninsured cash balances.

Fair Values of Financial Instruments

The fair value of the Company's financial instruments are as follows:

	Carrying Amount	Fair Value
Cash and cash equivalents	$ 380,220	380,220

The following methods and assumptions were used to estimate the value of each class of financial instruments:

Cash and cash equivalents - The carrying amount approximates the fair value because of the short maturities of those investments.

INCOME TAXES

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible differences and operating loss carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are recognized in the current year to the extent future deferred tax liability timing differences are expected to reverse. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

DART, PAPESH & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2017

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2017 the Company has net capital of $361,228, which was $311,228 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1.

INDEMNIFICATIONS

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.